Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	Notes	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$71	$92
Short-term investments		3	-
Accounts receivable	2a	417	398
Unbilled revenue	2b	174	157
Energy infrastructure (“EI”) assets - finance leases receivable	3b	48	49
Inventories	4	304	258
Inventories - work-in-progress ("WIP") related to EI assets - finance leases receivable	4	91	35
Income taxes receivable		5	3
Prepayments		35	49
Total current assets		1,148	1,041
Unbilled revenue	2b	2	2
Property, plant and equipment ("PP&E")		98	96
EI assets - operating leases	3a	695	713
EI assets - finance leases receivable	3b	174	189
Lease right-of-use assets		62	58
Deferred tax assets		19	24
Intangible assets		33	37
Goodwill		428	422
Other assets	5	225	209
Total assets		$2,884	$2,791
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$470	$413
Provisions		21	22
Income taxes payable		54	79
Deferred revenue	6	395	375
Lease liabilities		24	22
Total current liabilities		964	911
Deferred revenue	6	11	11
Long-term debt	7	679	708
Lease liabilities		50	47
Deferred tax liabilities		39	48
Other liabilities		14	17
Total liabilities		$1,757	$1,742
Shareholders’ equity
Share capital	8	$501	$505
Contributed surplus	9	669	678
Retained earnings		157	80
Accumulated other comprehensive loss		(200)	(214)
Total shareholders’ equity		1,127	1,049
Total liabilities and shareholders’ equity		$2,884	$2,791

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-1

Interim Condensed Consolidated Statements of Earnings (Loss) and Other Comprehensive Income (Loss) (unaudited)

		Three months ended June 30,		Six months ended June 30,
($ United States millions, except per share amounts)	Notes	2025	2024	2025	2024
Revenue	10,12	$615	$614	$1,167	$1,252
Cost of goods sold ("COGS")	12	476	478	900	1,029
Gross margin		139	136	267	223
Selling, general and administrative expenses ("SG&A")	11,12	61	75	118	153
Foreign exchange ("FX") loss		2	3	2	4
Operating income		76	58	147	66
Equity earnings from associates and joint ventures		1	-	1	-
Loss on financial instruments		-	(3)	(2)	(8)
Unrealized gain on redemption options		15	-	12	-
Earnings before finance costs and income taxes (“EBIT”)		92	55	158	58
Net finance costs	13	18	23	41	49
Earnings before income taxes (“EBT”)		74	32	117	9
Current income taxes		14	22	36	36
Deferred income taxes		-	5	(3)	(14)
Income taxes		14	27	33	22
Net earnings (loss)		$60	$5	$84	$(13)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss in subsequent periods:
Gain on derivatives designated as cash flow hedges transferred to net loss, net of income tax expense		-	1	-	1
Unrealized gain (loss) on translation of foreign- denominated debt		32	(6)	32	(21)
Unrealized gain (loss) on translation of financial statements of foreign operations		(23)	-	(18)	6
Other comprehensive income (loss)		9	(5)	14	(14)
Total comprehensive income (loss)		$69	$-	$98	$(27)

Earnings (loss) per share – basic		$0.49	$0.04	$0.68	$(0.10)
Earnings (loss) per share – diluted		$0.49	$0.04	$0.68	$(0.10)

Weighted average number of shares outstanding – basic		123,279,297	124,015,516	123,709,917	123,986,511
Weighted average number of shares outstanding – diluted		123,401,390	124,116,924	123,926,989	123,986,511

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three months ended June 30,		Six months ended June 30,
($ United States millions)	Notes	2025	2024	2025	2024
Operating Activities
Net earnings (loss)		$60	$5	$84	$(13)
Items not requiring cash and cash equivalents:
Depreciation and amortization		42	48	81	92
Equity earnings from associates and joint ventures		(1)	-	(1)	-
Deferred income tax expense (recovery)		-	5	(3)	(14)
Share-based compensation expense	11	3	2	-	8
Loss on financial instruments		-	3	2	8
Unrealized gain on redemption options		(15)	-	(12)	-
		89	63	151	81
Net change in working capital and other	15	(93)	(51)	(59)	32
Cash (used in) provided by operating activities		$(4)	$12	$92	$113

Investing Activities
Additions to:
PP&E		$(6)	$(4)	$(8)	$(7)
EI assets - operating leases	3a	(28)	(6)	(40)	(20)
Intangible assets		-	(1)	-	(1)
Proceeds on disposal of:
EI assets - operating leases		4	-	13	2
Net proceeds (purchases) of financial instruments		2	(3)	(5)	3
Net change in working capital associated with investing activities		18	(3)	4	(1)
Cash used in investing activities		$(10)	$(17)	$(36)	$(24)
Financing Activities
Net proceeds (repayment) of the Revolving Credit Facility	7	$32	$152	$(42)	$90
Repayment of the Term Loan		-	(120)	-	(130)
Lease liability principal repayment		(5)	(6)	(11)	(10)
Dividends		(4)	(3)	(10)	(5)
Stock option exercises		1	1	1	1
Shares repurchased - NCIB	8, 9	(14)	-	(14)	-
Deferred transaction costs		-	(1)	-	(1)
Cash provided by (used in) financing activities		$10	$23	$(76)	$(55)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$-	$(2)	$(1)	$(3)
(Decrease) Increase in cash and cash equivalents		(4)	16	(21)	31
Cash and cash equivalents, beginning of period		75	110	92	95
Cash and cash equivalents, end of period		$71	$126	$71	$126

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

				Accumulated other comprehensive losses
($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
At January 1, 2024	$504	$678	$58	$(185)	$(1)	$1,054
Net loss	-	-	(13)	-	-	(13)
Other comprehensive (loss)	-	-	-	(15)	1	(14)
Effect of stock option plans	1	-	-	-	-	1
Dividends	-	-	(5)	-	-	(5)
At June 30, 2024	$505	$678	$40	$(200)	$-	$1,023
At January 1, 2025	$505	$678	$80	$(214)	$-	$1,049
Net earnings	-	-	84	-	-	84
Other comprehensive income	-	-	-	14	-	14
Effect of stock option plans	2	(1)	-	-	-	1
Shares repurchased - NCIB	(6)	(8)	-	-	-	(14)
Dividends	-	-	(7)	-	-	(7)
At June 30, 2025	$501	$669	$157	$(200)	$-	$1,127

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)
Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and were approved and authorized for issue by the Board of Directors (the “Board”) on August 6, 2025.

(b)
Basis of Presentation and Measurement

The Financial Statements for the three and six months ended June 30, 2025 and 2024 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2024. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market, could materially impact customer and supplier arrangements, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in United States dollars ("USD"), Enerflex Ltd. ("Enerflex" or the "Company") presentation currency, rounded to the nearest million except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates. The Financial Statements are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2024 except for the change as per note 1(c) below.

(c)
Change in Accounting Policies
i.
Amendments to Current Accounting Policies

IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

In August 2023, the IASB issued amendments to IAS 21 which specify how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions.

F-5

An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendment is effective for annual periods beginning on or after January 1, 2025 and has been adopted by the Company. There was no adjustment that resulted from its adoption on January 1, 2025.

Note 2. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

	June 30, 2025	December 31, 2024

Trade receivables	$413	$400

Less: allowance for doubtful accounts	(11)	(11)

Trade receivables, net	$402	$389

Other receivables	15	9

Accounts receivable	$417	$398

Aging of trade receivables:

	June 30, 2025	December 31, 2024

Current to 90 days	$330	$308

Over 90 days	83	92

Trade receivables	$413	$400

(b) Unbilled Revenue

Movement in Unbilled Revenue was as follows:

	Six months ended	Twelve months ended
	June 30, 2025	December 31, 2024
Opening balance	$159	$309
Unbilled revenue recognized	366	766
Amounts billed	(351)	(753)
Transfer to other assets	-	(161)
Currency translation effects	2	(2)
Closing balance	$176	$159

Current unbilled revenue	$174	$157
Non-current unbilled revenue	2	2
Total unbilled revenue	$176	$159

F-6 Notes to the Interim Condensed Consolidated Financial Statements

Note 3. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to client partners. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease in accordance with IFRS.

(a)
EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets is as follows:

	Six months ended	Twelve months ended
	June 30, 2025	December 31, 2024
Cost
Balance, January 1	$1,059	$1,142
Additions	40	59
Disposals[1]	(7)	(119)
Currency translation effects	11	(23)
Total cost	$1,103	$1,059
Accumulated depreciation
Balance, January 1	$(346)	$(278)
Depreciation charge	(55)	(111)
Impairment	-	(1)
Disposals[1]	2	27
Currency translation effects	(9)	17
Total accumulated depreciation	$(408)	$(346)
Net book value	$695	$713

1 During the three months ended March 31, 2024, disposals include reclassification of a BOOM asset from an operating to a finance lease as a result of a contract modification.

Depreciation of EI assets - operating leases included in COGS for the three and six months ended June 30, 2025, was $29 million and $55 million (June 30, 2024 - $30 million and $56 million).

During the three and six months ended June 30, 2025, the Company recognized $50 million and $100 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (June 30, 2024 – $58 million and $111 million), and $37 million and $74 million of revenue related to its North America (“NAM”) contract compression fleet (June 30, 2024 – $35 million and $71 million).

A summary of the carrying amount of EI assets by reporting segment is as follows:

EI assets - operating leases	June 30, 2025	December 31, 2024
NAM	$295	$286
LATAM	175	185
EH	225	242
Closing balance	$695	$713

F-7

(b)
EI Assets - Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances: ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's finance leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Less than one year	$50	$49	$48	$49
Between one and five years	186	188	148	145
Greater than five years	45	54	26	44
	$281	$291	$222	$238
Less: Unearned interest revenue	(59)	(53)	-	-
Closing balance	$222	$238	$222	$238

	Six months ended	Twelve months ended
	June 30, 2025	December 31, 2024
Opening balance	$238	$204
Additions[1]	-	87
Interest revenue	9	22
Payments (principal and interest)	(25)	(73)
Other	-	(2)
Closing balance	$222	$238

1During the three months ended March 31, 2024, additions included the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

The Company recognized non-cash selling profit related to the commencement of finance leases of nil for the three and six months ended June 30, 2025 (June 30, 2024 – less than $1 million and $3 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At June 30, 2025, the average interest rate was 7.6% per annum (December 31, 2024 – 7.6%). The finance leases receivable at the end of the reporting period were neither past due nor impaired.

F-8 Notes to the Interim Condensed Consolidated Financial Statements

Note 4. Inventories

Inventories consisted of the following:

	June 30, 2025	December 31, 2024
Direct materials	$115	$85
Repair and distribution parts	97	94
Work-in-progress	75	62
Equipment	17	17
Total inventories	$304	$258

	June 30, 2025	December 31, 2024
WIP related to EI assets - finance leases receivable	$91	$35

COGS includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to consolidated statements of earnings (loss) and included in COGS for three and six months ended June 30, 2025 was $1 million and $2 million (June 30, 2024 - $1 million and $1 million).

The cost related to construction of EI assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is classified to COGS.

Note 5. Other Assets

Other assets comprise of the following:

	June 30, 2025	December 31, 2024
Project asset	$161	$161
Investment in associates and joint ventures	28	26
Redemption option	29	17
Prepaid deposits	7	5
Total other assets	$225	$209

Note 6. Deferred Revenue

Changes in deferred revenue were as follows:

	Six months ended	Twelve months ended
	June 30, 2025	December 31, 2024

Opening balance	$386	$319

Cash received in advance of revenue recognition	274	1,067

Revenue subsequently recognized	(256)	(996)

Currency translation effects	2	(4)

Closing balance	$406	$386

Current deferred revenue	$395	$375

Non-current deferred revenue	11	11

Deferred revenue	$406	$386

F-9

Note 7. Long-Term Debt

Long-term debt is comprised of USD denominated Senior Secured Notes (the "Notes") and the three-year secured revolving credit facility (“RCF”) with both USD and Canadian dollar ("CAD") components.

Composition of the borrowings on the Notes and RCF were as follows.

	Maturity Date	June 30, 2025	December 31, 2024
Notes	October 15, 2027	$563	$563
Drawings on the RCF	October 13, 2026	154	191
		717	754
Deferred transaction costs and Notes discount		(38)	(46)
Long-term debt		$679	$708

Non-current portion of long-term debt		679	708
Long-term debt		$679	$708

The Notes have a maturity date of October 15, 2027 and bear interest at 9.0% per annum payable semi-annually in arrears.

The RCF has a maturity date of October 13, 2026 (the "Maturity Date"). The Company's limit under the RCF is $800 million, which may be increased by $50 million at the request of the Company, subject to the lenders’ consent.

Subsequent to June 30, 2025, Enerflex entered into an agreement to extend the maturity date of its RCF by three years to July 11, 2028, the availability remained unchanged at $800 million.

As part of the RCF, the Company can request issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, country standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at June 30, 2025, the Company utilized $87 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at June 30, 2025, the Company had utilized $29 million of the $70 million available limit.

The weighted average interest rate on the RCF for the three months ended June 30, 2025 was 6.0% (December 31, 2024 - 7.4%). At June 30, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $717 million, and nil thereafter.

The Company is required to maintain certain covenants on the RCF and the Notes. As at June 30, 2025, the Company was in compliance with its covenants, as shown below:

		For the six months ended June 30,
	2025			2024
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2	x	0.5x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.3	x	2.2x
Interest coverage ratio[3] – Minimum	2.5x	5.4	x	3.9x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents, divided by the trailing 12-month EBITDA as defined by the Company’s lenders.

3 Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

F-10 Notes to the Interim Condensed Consolidated Financial Statements

Note 8. Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares, carrying one voting right and one right to a dividend.

Changes in share capital were as follows:

Issued and Outstanding

	Six months ended June 30, 2025		Twelve months ended December 31, 2024

	Number of common shares	Common share capital	Number of common shares	Common share capital

Opening balance	124,143,179	$505	123,956,865	$504

Exercise of stock options	309,849	2	186,314	1

Shares repurchased - NCIB	(1,875,000)	(6)	-	-

Closing balance	122,578,028	$501	124,143,179	$505

Enerflex announced on March 28, 2025 that the Toronto Stock Exchange ("TSX") approved the Company's application to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 common shares or approximately 5% of its public float as at the application date, for cancelation.

The NCIB commenced on April 1, 2025 and will terminate no later than March 31, 2026. Purchases under the NCIB will be made in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition.

Enerflex entered into an automatic share purchase plan ("ASPP") with its designated broker that allows for the purchase of common shares during quarterly predetermined blackout periods and other periods when Enerflex may be in possession of material undisclosed information and would not ordinarily be permitted to purchase common shares. Purchases under the ASPP are determined by the designated broker in its sole discretion based on purchasing parameters set by Enerflex when Enerflex is not in blackout and in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable securities laws and the terms of the ASPP. Outside of the periods noted above, purchases under the NCIB will be completed at Enerflex's discretion and pursuant to the terms of the ASPP, as may be amended from time to time in accordance with the terms of the ASPP. All common shares purchased under the NCIB will be canceled. The Company intends to fund the purchases out of its available resources.

During the three months ended June 30, 2025, the Company repurchased 1,899,200 common shares and cancelled 1,875,000 of those common shares. The shares were purchased at a volume weighted average price of CAD $10.08 per common share for a total of $14 million. Contributed surplus was reduced by $8 million, which represents the excess of the purchase price of the common shares over their carrying value.

Note 9. Contributed Surplus

Contributed surplus consists of accumulated stock options less the fair value of the exercised options at the grant date, reclassified to share capital, and repurchase of shares through the NCIB.

Changes in contributed surplus were as follows:

	June 30, 2025	December 31, 2024

Opening balance	$678	$678

Exercise of stock options	(1)	-

Shares repurchased - NCIB	(8)	-

Closing balance	$669	$678

F-11

Note 10. Revenue

Revenue by product line was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Energy Infrastructure ("EI")	$147	$141	$300	$370
After-Market Services ("AMS")	124	127	244	248
Engineered Systems ("ES")	344	346	623	634
Total revenue	$615	$614	$1,167	$1,252

Revenue by geographic location, which is based on destination of sale, was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
United States	$277	$255	$523	$537
Canada	88	92	164	151
Argentina	46	40	103	76
Oman	31	32	63	157
Nigeria	33	40	61	58
Australia	17	15	35	33
Mexico	18	18	34	31
Brazil	15	16	29	31
Bahrain	14	10	29	21
Mozambique	21	-	21	-
Others	55	96	105	157
Total revenue	$615	$614	$1,167	$1,252

For the six months ended June 30, 2025, the Company had no individual customer which accounted for more than 10% of its revenue (June 30, 2024 – nil).

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at June 30, 2025:

	Less than one year	One to two years	Greater than two years	Total
EI	$447	$324	$691	$1,462
AMS	89	33	67	189
ES	1,181	39	7	1,227
Total	$1,717	$396	$765	$2,878

Note 11. Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Core SG&A1	$52	$62	$106	$120
Share-based compensation	3	2	-	8
Depreciation and amortization	6	11	12	23
Bad debt expense	-	-	-	2
Total SG&A	$61	$75	$118	$153

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Note 12. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the U.S.
•
LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, Australia, and Asia.

Each segment generates revenue from the EI, AMS, and ES product lines.

The accounting policies, determination of reportable operating segments, and allocation of corporate overheads is consistent with those disclosed in Note 3 "Summary of Material Accounting Policies" of the Company's annual consolidated financial statements for the year-ended December 31, 2024.

The following tables provide operating results for the Company’s reportable segments.

	NAM		LATAM		EH		Total
Three months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenue	$435	$439	$89	$100	$93	$97	$617	$636
Intersegment revenue	(2)	(20)	-	-	-	(2)	(2)	(22)
Revenue	433	419	89	100	93	95	615	614
EI	38	37	69	63	40	41	147	141
AMS	64	72	15	16	45	39	124	127
ES	331	310	5	21	8	15	344	346
Revenue	433	419	89	100	93	95	615	614
EI	21	21	45	50	28	25	94	96
AMS	52	58	11	11	35	31	98	100
ES	273	247	5	17	6	18	284	282
COGS[1]	346	326	61	78	69	74	476	478
EI	17	16	24	13	12	16	53	45
AMS	12	14	4	5	10	8	26	27
ES	58	63	-	4	2	(3)	60	64
Gross Margin	87	93	28	22	24	21	139	136
SG&A1	35	43	9	16	17	16	61	75
FX (gain) loss	2	-	(1)	3	1	-	2	3
Operating income	$50	$50	$20	$3	$6	$5	$76	$58

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the three months ended June 30, 2025 the amount of depreciation and amortization in NAM was $15 million (June 30, 2024 – $18 million); LATAM was $10 million (June 30, 2024 – $17 million); and EH was $17 million (June 30, 2024 – $13 million).

	NAM		LATAM		EH		Total
Six months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenue	$803	$824	$191	$184	$182	$283	$1,176	$1,291
Intersegment revenue	(8)	(36)	-	-	(1)	(3)	(9)	(39)
Revenue	795	788	191	184	181	280	1,167	1,252
EI	74	73	143	120	83	177	300	370
AMS	124	138	35	30	85	80	244	248
ES	597	577	13	34	13	23	623	634
Revenue	795	788	191	184	181	280	1,167	1,252
EI	39	38	96	89	55	146	190	273
AMS	104	114	25	21	65	62	194	197
ES	495	468	11	28	10	63	516	559
COGS[1]	638	620	132	138	130	271	900	1,029
EI	35	35	47	31	28	31	110	97
AMS	20	24	10	9	20	18	50	51
ES	102	109	2	6	3	(40)	107	75
Gross Margin	157	168	59	46	51	9	267	223
SG&A1	67	85	19	29	32	39	118	153
FX (gain) loss	2	-	(1)	4	1	-	2	4
Operating income (loss)	$88	$83	$41	$13	$18	$(30)	$147	$66

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the six months ended June 30, 2025 the amount of depreciation and amortization in NAM was $31 million (June 30, 2024 –$36 million); LATAM was $21 million (June 30, 2024 – $27 million); and EH was $29 million (June 30, 2024 – $29 million).

F-13

Note 13. Finance Costs and Income

Net finance costs were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest on debt	$16	$22	$32	$45
Accretion of Notes discount	2	2	4	4
Lease interest expense	1	1	2	2
Other interest expense	-	-	5	1
Total finance costs	$19	$25	$43	$52

Finance Income
Interest income	1	2	2	3
Net finance costs	$18	$23	$41	$49

Note 14. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, certain portion of other assets, derivative instruments, accounts payable, and borrowings under the long-term debt.

Designation and Fair Value of Financial Instruments

The Company's financial instruments at June 30, 2025 were designated and valued in the same manner as they were at December 31, 2024. Accordingly, with the exception of borrowings under the long-term debt, the estimated fair values of the Company's financial instruments approximated their carrying values at June 30, 2025.

The carrying value and estimated fair value of borrowings under the long-term debt as at June 30, 2025, was $679 million and $774 million, respectively (December 31, 2024 - $708 million and $804 million, respectively). The fair value of the Notes at June 30, 2025, was determined on a discounted cash flow basis with a weighted average discount rate of 5.2% (December 31, 2024 – 6.3%), while the fair value of the RCF approximates the amount outstanding under the RCF.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies at June 30, 2025

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$24	July 2025 - Jan 2027
Sales contracts	USD	$(5)	July 2025 - July 2027

At June 30, 2025 the fair value of derivative financial instruments classified as financial assets was less than $1 million, and as financial liabilities was less than $1 million (December 31, 2024 - less than $1 million and less than $1 million).

Foreign Currency Exposure

The functional currency of the parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in the USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings as a hedging instrument. As a result, foreign exchange gains and losses on translation of $509 million in designated USD borrowings are included in accumulated other comprehensive losses for the three months ended June 30, 2025. The cumulative currency translation adjustments will be recognized in net earnings when there has been a reduction in the net investment in the foreign operations. If the CAD were to weaken by 5%, the Company could experience additional foreign exchange losses on its USD borrowings of approximately $25 million, which would be recorded in the consolidated statement of other comprehensive income (loss).

F-14 Notes to the Interim Condensed Consolidated Financial Statements

Note 15. Supplemental Cash Flow Information

Changes in working capital and other during the period:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Accounts receivable[1]	$(37)	$18	$(17)	$8
Unbilled revenue	(11)	(58)	(17)	(67)
EI assets - finance leases receivable	8	11	16	26
Inventories	(35)	(1)	(46)	(5)
Inventories - WIP related to EI assets - finance leases receivable	(37)	(2)	(56)	(3)
Income taxes receivable	(1)	2	(2)	(2)
Prepayments	4	2	14	7
Net assets held for sale	-	-	-	2
Accounts payable and accrued liabilities and provisions[2]	40	(4)	53	20
Income taxes payable	(19)	3	(25)	14
Deferred revenue	(6)	(27)	20	41
Other current liabilities	-	-	-	(6)
Foreign currency and other	1	5	1	(3)
Net change in working capital and other	$(93)	$(51)	$(59)	$32

1 Change in accounts receivable represents only the portions relating to operating activities.

2 Change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest paid – short- and long-term borrowings	$29	$36	$33	$45
Interest paid – lease liabilities	1	1	2	2
Total interest paid	$30	$37	$35	$47
Interest received	1	1	2	2

Income taxes paid	35	14	63	21

Note 16. Guarantees, Commitments, and Contingencies

Guarantees

At June 30, 2025, the Company had outstanding letters of credit of $116 million (December 31, 2024 – $116 million). Of the total outstanding letters of credit, $87 million (December 31, 2024 – $87 million) are funded from the RCF and $29 million (December 31, 2024 – $29 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2025	$417
2026	129
2027	22

Legal Proceedings

The Company or certain of its subsidiaries are involved in or subject to, in the normal course of business, lawsuits, claims and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with

F-15

applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in the second quarter of 2024, Enerflex declared Force Majeure on the EH project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract, citing contractual rights relating to the continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its obligations. Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. As at June 30, 2025, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

In Q2 2025, the customer filed its Statement of Case in the arbitration alleging claims against Enerflex. Enerflex disputes these allegations and asserts that it acted in accordance with the project contract. Given the preliminary stage of the proceedings and the inherent uncertainty of arbitration, the final resolution of the arbitration is unknown and there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Enerflex intends to vigorously defend itself against the customer’s claims while pursuing its own counterclaims against the customer as part of the arbitration.

Note 17. Seasonality

The energy sector in Canada and in some parts of the U.S. has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenue in the fourth quarter of each year related to these seasonal trends. Revenue is also impacted by both the Company’s and its customer’s capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the U.S. can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

Note 18. Subsequent Events

Subsequent to June 30, 2025, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on September 2, 2025 to shareholders of record on August 18, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on availability of cash flow, anticipated market conditions, and the general needs of the business.

F-16 Notes to the Interim Condensed Consolidated Financial Statements

# Board of Directors

**Kevin Reinhart**
**Board Chair**
Alberta, CA

**Fernando Assing** [1]
Texas, USA

**Benjamin Cherniavsky** [2]
British Columbia, CA

**Joanne Cox** [1,3]
**Human Resources and Compensation Committee Chair**
Alberta, CA

**James Gouin** [2]
Ontario, CA

**Mona Hale** [2]
**Audit Committee Chair**
Alberta, CA

**Thomas B. Tyree, Jr.** [1,3]
**Nominating and Corporate Governance Committee Chair**
Colorado, USA

**Juan Carlos Villegas** [1, 3]
Region Metropolitana, Chile

# Executive Management

**Preet S. Dhindsa**
**President & CEO (interim)**
Alberta, CA

**Joe Ladouceur**
**CFO (interim)**
Alberta, CA

**David Izett**
**SVP and General Counsel**
Alberta, CA

**Mauricio Meineri**
**President, Latin America**
Texas, USA

**Robert Mitchell**
**SVP and Chief Administrative Officer**
Texas, USA

**Phil Pyle**
**President, Eastern Hemisphere**
Abu Dhabi, UAE

**Greg Stewart**
**President, USA Region**
Texas, USA

**Helmuth Witulski**
**President, Canada**
Alberta, CA

---

1 Member of Human Resources and Compensation Committee
2 Member of Audit Committee
3 Member of Nominating and Corporate Governance Committee

# Shareholder Information

## Stock Exchange Listings

**Toronto Stock Exchange**
Trading Symbol: **EFX**

**New York Stock Exchange**
Trading Symbol: **EFXT**

## Transfer Agent, Registrar, and Dividend-Disbursing Agent

**TSX Trust Company**
PO Box 700
Station B
Montreal, QC, CA H3A 2A6

**North America:** 1-800-387-0825
**Outside North America:** 1-416-682-3860
**E-Mail:** shareholderinquiries@tmx.com
**Website:** https://tsxtrust.com

## Auditors

**Ernst & Young LLP Chartered Professional Accountants**
Alberta, CA

## Investor Relations

**Telephone:** 1-403-387-6377
**E-Mail:** ir@enerflex.com
**Website:** enerflex.com

Enerflex

**Enerflex Ltd.**
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**